Exhibit 4.2

UNILEVER NORTH AMERICA

OMNIBUS EQUITY COMPENSATION PLAN

As Amended as of March 14, 2024 and November 25, 2024.

The Unilever North America Omnibus Equity Compensation Plan (the “Plan”) has been established to allow Unilever PLC and its subsidiaries to implement the Unilever global share schemes (“Unilever Global Share Schemes”) that are approved from time to time by the Board of Directors (the “Unilever Board”) and shareholders of Unilever PLC in North America. The Plan is maintained for the benefit of eligible employees of Unilever United States, Inc., Unilever Canada Inc., Unilever de Puerto Rico, Inc., their subsidiaries and other designated entities.

The purpose of the Plan is to provide designated employees with the opportunity to receive grants of performance shares, phantom shares, stock awards, stock options, and other awards payable in, based upon or otherwise related to shares of Unilever PLC (“Unilever” or the “Parent Corporation”), which is the corporate parent of Unilever United States, Inc., Unilever Canada Inc. and Unilever de Puerto Rico, Inc. and their affiliates (together with Unilever, the “Unilever Group”). The Plan also provides for the deferral of compensation pursuant to the Unilever United States Deferred Compensation Plan.

The Plan was established effective as of November 14, 2002 as the Unilever North America 2002 Omnibus Equity Compensation Plan (the “2002 Plan”) and was a successor to the Unilever North America 1992 Stock Option Plan, as amended, the Unilever North America 2001 Omnibus Stock Plan, the Unilever North America Performance Share Plan, and the Amended and Restated Unilever North America Share Bonus Plan (collectively, the “Prior Plans”). The Prior Plans were merged into the 2002 Plan as of November 14, 2002. Outstanding grants under the Prior Plans continued in effect according to their terms as in effect on the effective date (subject to such amendments as the Committee (as defined below) determines, consistent with the Prior Plans), and the Shares (as defined below) with respect to outstanding grants under the Prior Plans are distributable under this Plan. The Plan was amended and restated effective as of November 1, 2012 to change the name of the Plan to the “Unilever North America Omnibus Equity Compensation Plan,” eliminate the term of the Plan, and make other appropriate changes.

The Plan was amended and restated as of November 29, 2020 to make appropriate changes in light of Unilever’s unification that restructured the company’s corporate parent structure. The Plan was amended and restated as of November 29, 2022 to make appropriate changes to increase the number of Shares that may be issued or transferred under the Plan and to authorize the issuance of newly issued Shares under the Plan.

The Plan was amended and restated as of November 25, 2024 to permit certain cash settlements and exchanges of outstanding Ice Cream Awards, as described in the Ice Cream Sub-Plan attached hereto as Exhibit A, in the event of a Separation (as defined below) or Listing (as defined below) with respect to Unilever’s ice cream business. The changes made by the 2024 restatement shall apply to Ice Cream Awards. Section 2 of the Plan is hereby amended as of March 14, 2024 to update the Share reserve to be consistent with the Form S-8 filed with the Securities and Exchange Commission on March 14, 2024.

The Plan is intended to provide incentives to designated Unilever Group employees to increase their efforts on behalf of the Unilever Group and their proprietary interests in Unilever, thus further aligning their interests with those of other shareholders of Unilever.

1. ADMINISTRATION

(a)            Committee. The Plan shall be administered and interpreted by the North America Compensation Committee or another committee appointed by the Board of Directors of Unilever United States, Inc. (the “Committee”). The Committee will take actions based on similar actions of the Unilever Board or the Remuneration Committee of the Unilever Board under the applicable Unilever Global Share Scheme, where appropriate.

(b)            Committee Authority. The Committee shall have the sole discretionary authority to (i) determine the Employees (as defined below) to whom Grants shall be made under the Plan, (ii) determine the type, size and terms of the Grants to each such individual, (iii) determine the time when Grants will be made and the duration of any applicable restrictions and conditions, including performance conditions, where appropriate, (iv) require confidentiality, non-solicitation, non-competition and other covenants as a condition of Grants, where appropriate, (v) amend the terms of any previously issued Grant, (vi) establish guidelines pursuant to which Grants shall be made, (vii) determine whether performance conditions have been met and make any appropriate adjustments with respect to performance conditions and the amounts payable upon satisfaction of performance conditions, and (viii) deal with any other matters arising under the Plan. The Committee may delegate its authority under the Plan, including its ability to determine the type, size and terms of grants to Employees, to one or more sub-committees or individuals, as the Committee deems appropriate and to the extent allowed by applicable law. To the extent that the Committee delegates its authority under the Plan, references in the Plan to the “Committee” shall be deemed to include the sub-committee or individuals to whom the Committee has delegated authority.

(c)            Committee Determinations. The Committee shall have full power and express discretionary authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, guidelines, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee’s interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Unilever Group, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

2. GRANTS AND AUTHORIZED SHARES

(a)            Grants. Awards under the Plan may consist of grants of (i) performance shares or phantom shares as described in Section 4 (“Performance Shares” and “Phantom Shares”), (ii) stock awards as described in Section 5 (“Stock Awards”), (iii) stock options as described in Section 6 (“Options”), and (iv) other awards as described in Section 7 (“Other Awards”) (collectively referred to as “Grants”). All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in writing by the Committee to the individual in an award letter, summary of award terms or other award communication (the “Grant Terms”) established by the Committee for the particular type of Grant. All Grants shall be made conditional upon the Participant’s (as defined below) acknowledgement, in writing or by acceptance of the Grant, that all decisions and determinations of the Committee shall be final and binding on the Participant, their beneficiaries and any other person having or claiming an interest under such Grant. The Committee shall approve the form and provisions of each Grant.

(b)            Authorized Shares. The shares awarded under the Plan shall consist of Ordinary Shares of Unilever (“Unilever Ordinary Shares”) and American Shares of Unilever, evidenced by Depositary Receipts issued in New York (each representing one Ordinary Share of Unilever) (“Unilever ADSs”) (collectively referred to as “Shares”).

(c)            Shares Reserved. Subject to adjustment as described in Section 3(e) below, the aggregate number of Shares that may be transferred under the Plan is 117,900,000 Unilever ADRs and 3,000,000 Unilever Ordinary Shares, and a further 10,000,000 Unilever Ordinary Shares (which may be represented by Unilever ADSs)1 with respect to Grants made on or after March 14, 2024. The aggregate Share numbers include Shares distributable with respect to outstanding Grants under the 2002 Plan as of the effective date of the 2012 restatement of the Plan.

(d)            Shares Authorized for Grants. The Shares to be transferred under the Plan may be authorized but unissued Shares, treasury Shares or other reacquired Shares, including Shares purchased by a Unilever Group member on the open market for purposes of the Plan, as determined by Unilever. If any Grants made under this Plan or a Prior Plan are forfeited or expire or are terminated unexercised, the Shares subject to such Grants shall be available for purposes of the Plan. Shares surrendered in payment of the exercise price of an Option, and shares withheld or surrendered for payment of taxes with respect to any Grant, shall be available for re-issuance under the Plan. To the extent that Grants are designated in the Grant Terms to be paid in cash, and not in Shares, the Grants shall not count against the share limits under the Plan.

(e)            Adjustments. If there is any change in the number or kind of Shares outstanding (i) by reason of a share dividend, spinoff, recapitalization, share split, share consolidation, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Shares as a class without Unilever’s receipt of consideration, or if the value of outstanding Shares is substantially reduced as result of a spinoff or Unilever’s payment of any extraordinary dividend or distribution, the maximum number of Shares available for issuance under the Plan, the kind and number of Shares covered by outstanding Grants, the kind and number of Shares to be issued or issuable under the Plan, and the price per Share or the applicable market value of such Grants shall be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued Shares to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments to outstanding Grants shall be consistent with the requirements of the applicable Unilever Global Share Scheme, as the Committee deems appropriate, and shall be consistent with Sections 409A and 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable. The adjustments of Grants under this Section 2(e) shall include adjustment of Shares, exercise price of Options, performance conditions or other terms and conditions, as the Committee deems appropriate. Any adjustments determined by the Committee shall be final, binding and conclusive.

1 As adjusted by Unilever’s share consolidation to be completed in December 2025.

(f)            Separation or Listing of Ice Cream Business. In the event (a) all or part of the Ice Cream Business (as defined in the Ice Cream Sub-Plan) is divested or separated from Unilever (“Separation”) or (b) the whole of any class of issued share capital of Ice Cream Parentco (as defined in the Ice Cream Sub-Plan) is admitted to trading on a regulated market, multilateral trading facility, or other recognized investment exchange or recognized investment exchange (“Listing”), the Committee may, before the Separation or Listing takes effect (conditional on the occurrence of the Separation or Listing), adjust any or all outstanding Ice Cream Awards held by Participants (as defined below), so that the Ice Cream Awards will either be:

(i) settled by paying at vesting of the Ice Cream Award per Share a fixed cash amount equal to the market value of a Share on the date of the Separation or Listing (as applicable) or on such other date determined by the Board; or

(ii) with the consent of Ice Cream Parentco, automatically exchanged for a right to acquire shares in Ice Cream Parentco, or another body corporate determined and agreed between the Unilever Board and Ice Cream Parentco as described in the Ice Cream Sub-Plan.

Consistent with the Ice Cream Sub-Plan, the Committee shall determine which Awards under this Plan shall be Ice Cream Awards. Any adjustments to, and terms of, outstanding Ice Cream Awards shall be consistent with the requirements of the applicable Unilever Global Share Scheme and the Ice Cream Sub-Plan and shall be consistent with Section 409A of the Code, to the extent applicable.  In the event of a Separation or Listing, the Plan and Ice Cream Awards agreements will be interpreted and modified as necessary or appropriate to reflect the adjustments made.

3. Eligibility for Participation

(a)            In General. Except as otherwise determined by the Committee, all employees of the Unilever Group (“Employees”), including employees who are officers or directors of Unilever or any Unilever subsidiary, shall be eligible to receive Grants under the Plan. For purposes of the Plan, the term “Employee” shall mean common law employees as determined by the Unilever Group, and shall not include an independent contractor or any other person who is not treated by a Unilever Group member as an employee for purposes of the withholding of United States Federal employment taxes or the withholding of employment-related taxes under the laws of another taxing authority, regardless of any contrary governmental or judicial determination relating to such employment status or tax withholding. If a person described in the preceding sentence is subsequently reclassified or determined to be an employee by the Internal Revenue Service, any other governmental agency or authority, or a court, or if a Unilever Group member is required to reclassify such an individual as an employee as a result of such reclassification or determination (including any reclassification by a Unilever Group member in settlement of any claim or action relating to such individual’s employment status), such individual will not become eligible to receive Grants under the Plan by reason of such reclassification or determination, unless otherwise determined by the Committee on a prospective basis.

(b)            Selection of Participants. The Committee shall select the Employees to receive Grants and shall determine the number of Shares subject to a particular Grant in such manner as the Committee determines. Employees who receive Grants under this Plan shall hereinafter be referred to as “Participants.”

4. PERFORMANCE SHARES AND PHANTOM SHARES

The Committee may grant Performance Shares or Phantom Shares to an Employee upon such terms as the Committee deems appropriate.

(a)            Number and Type of Shares. The Committee shall determine the number and type of Shares to which Performance Shares or Phantom Shares shall relate or that may be issued or transferred pursuant to Performance Shares or Phantom Shares.

(b)            Performance Share and Phantom Share Provisions. Each Performance Share or Phantom Share shall represent the right of the Participant to receive an amount based on the fair market value of a Share, the appreciation in fair market value of a Share or such other measurement as the Committee deems appropriate, if the conditions (if any) established by the Committee are met. The Committee shall determine (i) the terms and conditions of each Performance Share or Phantom Share, including any applicable performance conditions, (ii) whether Performance Shares or Phantom Shares will be payable in cash, in Shares or in a combination of the two, and (iii) any other requirements with respect to Performance Shares or Phantom Shares as the Committee deems appropriate.

5. STOCK AWARDS

The Committee may grant a Stock Award to an Employee upon such terms as the Committee deems appropriate.

(a)            Number and Type of Shares. The Committee shall determine the number and type of Shares to be issued or transferred pursuant to a Stock Award.

(b)            Stock Award Provisions. The Committee may grant Stock Awards for consideration or for no consideration, and subject to restrictions or no restrictions, as determined by the Committee. The Committee may establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Committee deems appropriate, including restrictions based upon the achievement of performance conditions. The Committee shall determine any other requirements, conditions and restrictions with respect to Stock Awards as the Committee deems appropriate.

(c)            Right to Vote and to Receive Dividends. The Committee shall determine whether the Participant shall have the right to vote the Shares covered by Stock Awards and the extent to which the Participant may receive any dividends or other distributions paid on such Shares.

6. OPTIONS

The Committee may grant an Option to an Employee upon such terms as the Committee deems appropriate. Options shall be nonqualified stock options for United States tax purposes.

(a)            Number and Type of Shares. The Committee shall determine the number and type of Shares that will be subject to each Grant of Options.

(b)            Option Provisions. The exercise price of an Option shall be determined by the Committee and shall be equal to or greater than the fair market value of a Share on the date the Option is granted. The Committee shall determine (i) when and under what conditions the Option may be exercised, (ii) the periods during which the Option may be exercised, and (iii) any other restrictions, conditions and requirements with respect to the Option as the Committee deems appropriate.

(c)            Exercise of Options. A Participant may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to such person or entity as the Committee shall designate. The Participant shall pay the exercise price in a manner authorized by the Committee, which may include payment in any of the following forms approved by the Committee: (i) in cash, (ii) by delivering Shares owned by the Participant and having a fair market value on the date of exercise equal to the exercise price or by attestation to ownership of Shares having an aggregate fair market value on the date of exercise equal to the exercise price, (iii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, (iv) by net exercise, or (v) by such other method as the Committee may approve. Payment for the Shares pursuant to the Option, and any required withholding taxes, must be received by the time specified by the Committee depending on the type of payment being made, but in all cases prior to the issuance of the Shares.

7. Other Awards

The Committee may grant to Employees Other Awards that are payable in Shares or cash, based upon or otherwise related to Shares, including stock appreciation rights and other rights, on such terms and conditions as the Committee deems appropriate. The Committee shall determine (i) the amount and value of such Other Awards, (ii) the type of Shares to which Other Awards will relate, (iii) whether Other Awards will be payable in cash, in Shares or in a combination of the two, and (iv) such other terms, conditions and requirements as the Committee deems appropriate.

8. DIVIDEND EQUIVALENTS

When the Committee grants Performance Shares, Phantom Shares or Other Awards (other than stock appreciation rights), the Committee may grant Dividend Equivalents in connection with such Grants under such terms and conditions, including performance conditions, as the Committee deems appropriate. A “Dividend Equivalent” is an amount determined by multiplying the number of Shares subject to a Grant by the per-Share cash dividend, or the per-share fair market value (as determined by the Committee) of any dividend in consideration other than cash, paid by Unilever on its Shares. Dividend Equivalents may be paid to Employees currently or may be deferred, consistent with Section 409A of the Code, as determined by the Committee. All Dividend Equivalents that are not paid currently shall be credited to book accounts on Unilever’s records for purposes of the Plan. Dividend Equivalents may be accrued as a cash obligation, or may be converted to additional Performance Shares, Phantom Shares or Shares of Other Awards for the Employee, as determined by the Committee. Unless otherwise specified by the Committee, deferred Dividend Equivalents will not accrue interest. Dividend Equivalents may be payable in cash or Shares or in a combination of the two, as determined by the Committee.

9. Deferrals

The Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of Shares and other amounts that would otherwise be due to such Participant in connection with any Grant other than Options or Other Awards in the form of stock appreciation rights.

10. Transferability of Grants

Except as the Committee may otherwise determine, only the Participant may exercise rights under a Grant during the Participant’s lifetime. A Participant may not transfer rights with respect to a Grant except by will or by the laws of descent and distribution or as permitted by the Committee in accordance with applicable law. When a Participant dies, the personal representative or other person entitled to succeed to the rights of the Participant may exercise such rights in accordance with their terms. Such personal representative or other person must furnish proof satisfactory to the Committee of their right to exercise an Option or receive payment with respect to any Grant under the Participant’s will or under the applicable laws of descent and distribution.

11. Limitations on Transfer of Shares

No Shares shall be transferred in connection with any Grant unless and until all legal requirements and Unilever policies applicable to the transfer of such Shares have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant on the Participant’s undertaking in writing to comply with such restrictions on their subsequent disposition of such Shares as the Committee shall deem necessary or advisable. Shares transferred under the Plan will be subject to such stop-transfer orders, legends and other restrictions as the Committee deems appropriate, including restrictions required by applicable laws, regulations and interpretations.

12. Withholding of Taxes

(a)            Required Withholding. All Grants under the Plan shall be subject to applicable United States, Canada, Puerto Rico or other country, state or province and local income tax and social security withholding requirements. The Participant’s employer shall have the right to deduct from all Grants paid in Shares or cash, or from other wages paid to the Participant, any taxes required by law to be withheld with respect to such Grants. In the case of Grants paid in Shares, the Participant or other person receiving Shares or exercising Options may be required to pay to the appropriate representative of the Unilever Group the amount of any taxes that such employer is required to withhold with respect to such Grants, or the Participant’s employer may deduct from other wages payable to the Participant the amount of any withholding taxes due with respect to such Grants.

(b)            Election to Withhold Shares. The Committee may determine that the employer’s tax withholding obligation with respect to Grants paid in Shares shall be satisfied by having Shares withheld, at the time such Grants become taxable, or the Committee may allow Participants to elect to have such share withholding applied to particular Grants. For any Grants that are subject to U.S. GAAP financial accounting rules, Shares may be withheld up to an amount that does not exceed the minimum applicable withholding tax rate for U.S. Federal state and local tax liabilities. The election must be in a form and manner prescribed by the Committee and may be subject to the prior approval of the Committee.

13. Change of Control

(a)            Change of Control Terms. The Committee may establish such terms for Grants, and may take actions as described below, in the event of a Change of Control (as defined below) or other corporate transaction as the Committee deems appropriate and consistent with the applicable Unilever Global Share Scheme.

(b)            Assumption of Grants. Upon a Change of Control where the Parent Corporation is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options that are not exercised shall be assumed by, or replaced with comparable options by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other Grants that remain outstanding after the Change of Control shall be converted to similar Grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

(c)            Other Alternatives. Notwithstanding the foregoing, in the event of a Change of Control, the Committee may take any of the following actions with respect to any or all outstanding Grants, without the consent of any Participant: (i) the Committee may determine that the vesting of Grants shall automatically accelerate and that Options shall become fully exercisable, (ii) the Committee may require that Participants surrender their outstanding Options in exchange for a payment by the Unilever Group, in cash or Shares as determined by the Committee, in an amount equal to the amount, if any, by which the then fair market value of the Shares subject to the Participant’s unexercised Options exceeds the exercise price, (iii) after giving Participants an opportunity to exercise their outstanding Options, the Committee may terminate any or all unexercised Options at such time as the Committee deems appropriate, and (iv) with respect to Participants holding Stock Awards, Performance Shares, Phantom Shares or Other Awards, the Committee may determine that such Participants shall receive a payment in settlement of such Grants in such amount and form as may be determined by the Committee. Such surrender or termination shall take place as of the date of the Change of Control or such other date as the Committee may specify. Without limiting the foregoing, if the per share fair market value of the Shares does not exceed the per share exercise price, Unilever shall not be required to make any payment to the Participant upon surrender of the Option.

(d)            Change of Control. Unless otherwise determined by the Committee, a “Change of Control” shall be deemed to have occurred if, with respect to Unilever:

(i)            Any “person” (as such term is used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Parent Corporation representing more than 50% of the voting power of the then outstanding securities of the Parent Corporation; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which the Parent Corporation becomes a subsidiary of another corporation and in which the shareholders of the Parent Corporation immediately prior to the transaction will beneficially own, immediately after the transaction, shares entitling such shareholders to more than 50% of all votes to which all shareholders of the new parent corporation would be entitled in the election of directors; or

(ii)            The consummation of (i) a merger or consolidation of the Parent Corporation with another corporation where the shareholders of the Parent Corporation immediately prior to the merger or consolidation will not beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to more than 50% of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors, (ii) a sale or other disposition of all or substantially all of the assets of the Parent Corporation or (iii) a liquidation or dissolution of the Parent Corporation.

14. Amendment and Termination of the Plan

(a)            Amendment or Termination of Plan. The Committee may amend or terminate the Plan at any time.

(b)            Termination and Amendment of Outstanding Grants. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of the Participant unless the Participant consents or unless the Committee acts under Section 15(c). The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 15(c) or may be amended by agreement of the Committee (or its delegate) and the Participant consistent with the Plan.

15. Miscellaneous Provisions

(a)            Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in the Plan shall be construed to (i) limit the right of the Committee to make Grants under the Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees of a member of the Unilever Group or for other proper corporate purposes, or (ii) limit the right of any member of the Unilever Group to grant stock options or make other awards outside of the Plan. Without limiting the foregoing, the Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving a member of the Unilever Group in substitution for a stock option or other grant made by such corporation. The terms and conditions of the substitute grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. The Committee shall prescribe the provisions of the substitute grants.

(b)            Clawback and Other Policies. All Grants under the Plan shall be subject to forfeiture or recoupment in accordance with the terms of any applicable clawback or recoupment policy adopted by the Unilever Board from time to time and any applicable malus, clawback or recoupment terms of an applicable Unilever global equity plan, including without limitation, if applicable, Rule 9 of the Unilever Share Plan 2017, as in effect from time to time, and all Grants shall be subject to the Unilever Share Dealing Code and other applicable Unilever policies.

(c)            Compliance with Law. The Plan and the obligations of the Unilever Group to transfer Shares shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation.

(d)            Funding of the Plan. The Plan shall be unfunded. The Committee shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under the Plan.

(e)            Rights of Participants. Nothing in the Plan shall entitle any Employee or other person to any claim or right to be awarded a Grant under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of any member of the Unilever Group or any other employment rights.

(f)            Governing Documents. The Plan and the Grant Terms shall be the controlling documents. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan or Grant Terms in any manner. The Plan and the Grant Terms shall be binding upon and enforceable against the Unilever Group and its successors and assigns.

(g)            Employees Subject to Taxation and Other Applicable Laws Outside the United States. With respect to Participants who are subject to taxation in countries other than the United States, the Committee may make Grants on such terms and conditions as the Committee deems appropriate to comply with the laws of the applicable countries, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

(h)            No Waiver. The failure by a Unilever Group member or the Committee to exercise any right, authority or discretion granted hereunder shall not be construed as waiving any such right, authority, or discretion, or as granting any other party any rights whatsoever. No waiver shall be valid unless made in writing in an instrument signed by a designated officer of the Unilever Group.

(i)            Section 409A. The Plan is intended to comply with the requirements of Section 409A of the Code, to the extent applicable. All Grants shall be construed and administered such that the Grant either (i) qualifies for an exemption from the requirements of Section 409A of the Code or (ii) satisfies the requirements of Section 409A of the Code. If a Grant is subject to Section 409A of the Code, (i) distributions shall only be made in a manner and upon an event permitted under Section 409A of the Code, (ii) payments to be made upon a termination of employment shall only be made upon a “separation from service” under Section 409A of the Code, (iii) payments to be made upon a Change of Control shall only be made upon a “change of control event” under Section 409A of the Code, (iv) unless the Grant specifies otherwise, each payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (v) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. Any Grant awarded under the Plan that is subject to Section 409A of the Code and that is to be distributed to a key employee (as defined below) upon separation from service shall be administered so that any distribution with respect to such Grant shall be postponed for six months following the date of the Participant’s separation from service, if required by Section 409A of the Code. If a distribution is delayed pursuant to Section 409A of the Code, the distribution shall be paid within 30 days after the end of the six-month period. If the Participant dies during such six-month period, any postponed amounts shall be paid within 90 days of the Participant’s death. The determination of key employees, including the number and identity of persons considered key employees and the identification date, shall be made by the Committee or its delegate each year in accordance with Section 416(i) of the Code and the “specified employee” requirements of Section 409A of the Code.

(j)            Governing Law; Jurisdiction; Waiver of Jury Trial. The validity, construction, interpretation and effect of the Plan and the Grants under the Plan, and any dispute arising under or related thereto, whether in contract, tort or otherwise, shall be governed by the laws of the State of New York, without reference to its conflicts of law principles. Each party to a Grant irrevocably consents and agrees that any legal action, suit or proceeding arising out of or in connection with the Plan or the Grants or disputes relating hereto may be brought only in the United States District Court for the Southern District of New York, or if such court does not have jurisdiction, in the courts of the State of New York located in New York County, and each party to a Grant hereby irrevocably accepts and submits to the exclusive jurisdiction of the aforesaid courts in personam, with respect to any such action, suit or proceeding. Each party to a Grant waives, to the fullest extent permitted by law, any right to trial by jury in any action, suit or proceeding brought to enforce, defend or interpret any rights or remedies under, or arising in connection with or relating to, the Plan or the Grants. No party to a Grant shall be liable for punitive, exemplary or special damages of any nature whatsoever arising out of the Plan or the Grants.

Exhibit A

Unilever Share Plan 2017

Ice Cream Sub-plan

1.	Purpose

The purpose of this Sub-plan is to vary the terms of the Plan for the purposes of Ice Cream Awards granted to Ice Cream Employees. This Sub-plan forms part of the Plan.

The rules of the Plan will apply, subject to the modifications contained in this Sub-plan, whenever the Board decides to grant Ice Cream Awards to Ice Cream Employees.

Nothing in this Sub-plan prevents other forms of Award being granted to Ice Cream Employees under the rules of the Plan, unamended by this Sub-plan.

This Sub-plan was approved by the Board on 18 November 2024.

2.	Definitions

2.1	General

In this Sub-plan:

“Award Agreement” means an agreement setting out the terms and conditions applicable to an Ice Cream Award;

“Ice Cream Award” means an Award granted subject to the terms of this Sub-plan;

“Ice Cream Business” means the business carried on by the Group prior to Separation in respect of ice cream, frozen dessert and confectionary products (excluding products not intended to be consumed in a frozen state) and the related ice cream freezer cabinets, as determined by the Board (but excluding any such business carried on in Russia and any other excluded territories as determined by the Board);

“Ice Cream Employee” means an employee of a Member of the Group who:

(i)	is employed in the Ice Cream Business; and

(ii)	has been designated by the Board as eligible for an Ice Cream Award;

“Ice Cream Employer” means a Member of the Group that conducts Ice Cream Business or, after Separation, any equivalent or replacement company or entity as determined by the Board;

“Ice Cream Parentco” means the company that comprises or owns (directly or indirectly) all or a substantial proportion of the Ice Cream Business following Separation;

“Ice Cream Participant” means a person who holds, or who has held, an Ice Cream Award or their personal representatives;

“Listing” means the admission of the whole of any class of the issued share capital of Ice Cream Parentco to trading on a regulated market, multilateral trading facility, other recognised investment exchange or recognised investment exchange;

“Plan” means The Unilever Share Plan 2017, including this Sub-plan and any other sub-plans or schedules; and

“Separation” means the divesting or separation of all or part of the Ice Cream Business from the Company, as determined by the Board.

2.2	Interpretation

Unless provided otherwise or unless the context requires otherwise, capitalised terms used but not defined in this Sub-plan will have the meaning assigned to them in the Plan.

The terms of Ice Cream Awards under this Sub-plan will be the same as those for Conditional Awards under the Plan, except to the extent that this Sub-plan provides otherwise. References to:

2.2.1	Conditional Awards (and, by extension, Awards) in the Plan will apply to, and include, Ice Cream Awards; and

2.2.2	Participants in the Plan will apply to, and include, Ice Cream Participants,

but modified by the special terms of this Sub-plan. Where this Sub-plan varies the Plan for Ice Cream Awards, the Plan will be interpreted accordingly.

3.	Form of Ice Cream Awards at grant

An Ice Cream Award will be granted as a Conditional Award as at the Award Date.

4.	Impact of Separation

4.1	Board discretion

The Board may (but is not required to) determine before Separation or Listing takes effect that (conditional on Separation or Listing (as applicable) occurring) an Ice Cream Award will be:

4.1.1	satisfied by paying a fixed cash amount in accordance with paragraph 4.2 (Cash); or

4.1.2	automatically exchanged in accordance with paragraph 4.3 (Exchange), with the consent of Ice Cream Parentco.

4.2	Cash

If an Ice Cream Award is to be satisfied by paying a fixed cash amount pursuant to paragraph 4.1.1, the amount payable at Vesting of the Ice Cream Award per Share will be equal to the market value of a Share on the date of Separation or Listing (as applicable), or otherwise on another date determined by the Board. The Plan and the Award Agreement will be interpreted and applied to reflect the fact that the Ice Cream Award will be settled in that fixed cash amount.

4.3	Exchange

If an Ice Cream Award is to be exchanged pursuant to paragraph 4.1.2, the exchange will take place immediately after the relevant event.

The new award:

4.3.1	must confer a right to acquire shares in Ice Cream Parentco, or another body corporate determined and agreed between the Board and Ice Cream Parentco;

4.3.2	must be substantially equivalent to the existing Ice Cream Award, except to the extent agreed between the Board and Ice Cream Parentco;

4.3.3	will be treated as having been acquired at the same time as the existing Ice Cream Award;

4.3.4	will (subject to paragraph 4.3.2) Vest in the same manner and at the same time; and

4.3.5	unless the Board and Ice Cream Parentco decide otherwise before Separation or Listing takes effect, will be governed by the Plan and Award Agreement as if references to Shares were references to the shares over which the new award is granted and references to the Company were references to Ice Cream Parentco, or the body corporate determined under paragraph 4.3.1.

5.	Leaving

5.1	General rule on leaving Ice Cream Business

An Ice Cream Participant will only be treated as “leaving employment” when they are no longer an employee or director of any Ice Cream Employer, and:

5.1.1	rule 8.9.1 will be substituted accordingly;

5.1.2	rules 8.2.3 and 8.2.4 will not apply to Ice Cream Participants; and

5.1.3	the remaining provisions of the Plan and the Award Agreement will be interpreted and applied accordingly.

5.2	Board discretion

The Board may determine that an Ice Cream Participant will not be treated as leaving employment where the Ice Cream Participant:

5.2.1	is transferring employment at the request of the Company (if the transfer is before Separation); and

5.2.2	will, following the transfer of their employment, remain employed by a Member of the Group or (if the transfer is after Separation) will become employed by a Member of the Group.